February 10, 2005	TSX Venture Exchange: CPQ

CANPLATS INITIATES DRILLING ON MEXICAN GOLD PROPERTY

Vancouver, B.C. – Canplats Resources Corporation (TSX-V: CPQ) is pleased to report drilling has commenced at the company’s wholly-owned Yerbabuena gold property located in the State of Durango.

The reverse circulation drill program will total up to 1,800 meters in 10 holes and will target five different areas in this initial program.  All targets can be characterized as broad zones (25 to 40 meters or 80 to 130 feet) of sheeted quartz veinlets and amorphous silicification of rhyolite flows associated with a large dome complex.  The zones are structurally controlled and locally associated with fine sulphides in cauliform and banded quartz veins up to two meters thick.  Vein textures and alteration are typical of the upper sequences of an epithermal gold/silver system.

The zones have been defined by mapping, prospecting and local chip sampling where outcrop is available.  A more detailed description of the zones, based on discontinuous chip samples, is as follows:

Zone	Exposed Length (in meters)	Exposed Width (in meters)	Gold Average Grade (in grams/tonne)
Water Fall Zone	200	30	0.44
Contact Zone	350	40	0.33
La Borega Zone	250	40	0.27
Rio Verde Zone	300	25	0.51
Santa Rita Zone	1,000	30	0.46

Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Yerbabuena exploration program and has verified the data in the table above. All assays were submitted for preparation by ALS Chemex at its facilities in Guadalajara, Mexico and analysis in Vancouver, B.C. Trace element analysis was completed using three acid digestion with ICP finish. Gold analysis was completed using fire assay with an atomic absorption finish. Samples containing over 10 grams of gold per tonne were re-assayed using standard fire assay with gravimetric techniques.

Canplats is a well-financed junior gold exploration company with cash of approximately $1.0 million. In addition to core holdings at Rodeo and Yerbabuena, the company holds interests in two other Mexican gold prospects, El Rincon and Santa Lucia, and continues to seek other gold projects in Mexico with exceptional exploration potential.

For further information, contact:

Corporate Information

Canplats Resources Corporation

R.E. Gordon Davis

Chairman, President and C.E.O.

Direct: (604) 484-8220

Paul LaFontaine

Manager, Investor Relations

Direct: (604) 484-8212

info@canplats.com

http://www.canplats.com

Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.